N E W S R E L E A S E

May 23, 2006

Tabakoto Gold Mine Opening

Nevsun Resources Ltd. (NSU-TSX and AMEX) (“The Company”) is pleased to announce the official opening of the Tabakoto Mine in Mali, West Africa, by President Amadou Toumani Touré on Monday 22nd May, 2006 .

President Amadou Toumani Touré was accompanied by three Ministers of State, including Mr Hamed Semega the Minister of Mines, and by local and regional dignitaries. The official opening of the Tabakoto Mine marks another step in the continued development of Mali’s important mining resource sector. Nevsun is proud to add its name to the list of Mali mine operators which includes Randgold at Loulo  and Anglogold Ashanti (in partnership with Iamgold at Sadiola and Yatela as well as with Randgold at Morila).

The Minister of Mines, Mr Hamed Semega, commended Nevsun for building its Mali team and bringing the Tabakoto Mine into production. The Company would like to place on record its great appreciation for the assistance that it has received from all government departments since its initial discovery of the Tabakoto deposit through to the final building of the mine and its associated infrastructure.

The combined Tabakoto and Segala mining operations are expected to produce 100,000 ounces of gold per year from a surface open pit mining reserve base of 1 million ounces of gold.

Bringing Tabakoto into production has transformed Nevsun Resources Ltd. from an explorer into a junior gold producer. Further exploration and possible future underground mining extensions to the existing Tabakoto/Segala operations provide expansion opportunities in Mali.

Nevsun’s corporate focus is to bring its exploration discoveries into production. The Company looks forward to completing the feasibility study for its second major discovery, the Bisha gold/copper/zinc deposit in Eritrea, in Q3 2006 and to achieve production in 2008/2009.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could cause such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding future production.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer NSU06-17.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com